

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Daniel Vitt, Ph.D.
President and Chief Executive Officer
Immunic, Inc.
1200 Avenue of the Americas
Suite 200
New York, NY 10036

> **Re: Immunic, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2020**
> **File No. 333-250083**

Dear Dr. Vitt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ilan Katz, Esq.